SCHEDULE A

As of December 1, 2021, the Trustees have established the following Series of the Trust:

Harbor Scientific Alpha High-Yield ETF

Harbor Scientific Alpha Income ETF

Harbor Disruptive Innovation ETF

Harbor Long-Term Growers ETF

Harbor All-Weather Inflation Focus ETF

Harbor Corporate Culture Leaders ETF